Pampa Energía, an independent company with active participation in the Argentine oil, gas and electricity, announces the results for the nine-month period and quarter ended on September 30, 2025.

Stock information

Buenos Aires, November 4, 2025

Basis of presentation

Pampa reports its financial information in US$, its functional currency. For local currency equivalents, transactional FX is applied. However, Transener and TGS’s figures are adjusted for inflation as of September 30, 2025, and converted into US$ using the period-end FX. Previously reported figures remained unchanged.

Q3 25 main results[1]

Sales recorded US$591 million in Q3 25[2], a 9% year-on-year increase driven by higher crude oil production in Rincón de Aranda, increased gas exports to Chile, and fuel self-procurement at CTLL, partially offset by lower gas sales to retailers, a decline in crude oil prices and weaker petrochemical sales.

During Q3 25, shale oil production at Rincón de Aranda continued to grow steadily, consolidating the block’s expansion.

Note: * Price net of export duty and quality/logistic discounts.

Adjusted EBITDA[3] reached US$322 million in Q3 25, a 16% year-on-year increase, mainly reflecting the strong contribution from Rincón de Aranda and, to a lesser extent, from gas exports, higher margins on self-procured gas and PEPE 6. These effects were partially offset by lower styrene margins and reduced residential gas demand.

Net income attributable to shareholders was US$23 million, 84% below Q3 24, mainly explained by higher non-cash deferred tax charges, which also impacted results on our affiliates’ equity income, partially offset by improved operating margins.

Net debt totaled US$874 million as of September 2025 vs. US$712 million as of June 2025, resulting in a net-debt to EBITDA ratio of 1.3x, mainly due to higher investments in the development of Rincón de Aranda and share buybacks. After the quarter’s closing, net debt decreased to US$790 million, resulting in a 1.1x ratio.

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 common shares

Share capital net of repurchases as of November 3, 2025:
1,343.6 million common shares/ 53.7 million ADS

Market capitalization:
AR$7,269 billion/
US$4,761 million

Information about the videoconference

Date and time:
Wednesday, November 5
10 AM Eastern Standard Time
12 PM Buenos Aires Time

Access link: bit.ly/Pampa3Q2025VC

For further information about Pampa

Email
investor@pampa.com

Website for investors
ri.pampa.com/en

Argentina’s Securities and Exchange Commission
www.argentina.gob.ar/cnv

US Securities and
Exchange Commission
sec.gov

Pampa's main operational KPIs		Q3 25	Q3 24	Variation
Oil and gas	Production (kboe/day)	99.5	87.5	+14%
	Gas production (kboepd)	82.2	82.1	+0%
	Crude oil production (kbpd)	17.3	5.4	+220%
	Average gas price (US$/MBTU)	4.4	4.4	+0%
	Average oil price (US$/bbl)*	61.1	71.9	-15%

Power	Generation (GWh)	5,421	5,951	-9%
	Gross margin (US$/MWh)	26.5	22.6	+17%

Petrochemicals	Volume sold (k ton)	122	128	-4%
	Average price (US$/ton)	937	1,092	-14%

1 The information is based on FS prepared according to IFRS in force in Argentina.

2 Sales from the affiliates CTBSA, Transener and TGS are excluded, shown as ‘Results for participation in joint businesses and associates.’

3 Consolidated adjusted EBITDA represents the flows before financial items, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income, and includes affiliates’ EBITDA at our ownership. Further information on section 3.1.

Earnings release Q3 25 ● 1

1.	Relevant events
1.1	Power generation

New rules for the WEM normalization

On October 21, 2025, the SE introduced, a new framework for the WEM’s progressive normalization, aimed at fostering greater competition among generators, encouraging direct contracting between demand and generators, and promoting a more decentralized fuel-supply scheme. Effective November 1, 2025, the new framework introduces changes to the spot market and splits the forward market into two segments: energy and capacity. It also allocates part of the supply to seasonal procurement for distribution companies (Resolution No. 400/25).

Under the new forward market rules, thermal and hydro power plants commissioned before January 1, 2025, may sell PPAs i) up to 100% of their energy to distribution companies, or ii) up to 20% to large users. Regarding capacity, they may contract 100% of their availability with any demand. Starting in 2030, generators will be free to contract PPAs for any demand segment4.

In the spot market, energy remuneration —known as Adjusted Marginal Rent (RMA)— will follow a marginal pricing system, defined as RMA = (CMgh × FP – CVP) × FRA, where CMgh is the system’s hourly marginal cost, FP the loss factor of the corresponding node, and CVP the declared variable production cost of each unit.

For thermal generation, the RMA is capped by the Adjusted Rent Factor (FRA), which determines the share of margin retained by each generator: i) new generation FRA = 1, retaining the full margin; ii) legacy generation with own fuel procurement 15% from 2025, 25% from 2027, and 35% from 2028; iii) legacy generation with gas supplied by CAMMESA 12% from 2025, 15% from 2027, and 17.5% from 2028; and iv) legacy generation without fuel management FRA = 0, with CVP based on regulated values.

For hydroelectric, renewable or self-generated power, the same marginal pricing scheme applies, although it assumes CVP = 0. Units commissioned before January 1, 2025, maintain a FRA equivalent to thermal generation, with minimum RMA floors of i) US$22/MWh for hydroelectric plants; and ii) US$32/MWh for renewable or self-generating units. Plants commissioned from 2025 onward apply FRA = 1, with no floor or ceiling.

In terms of capacity payments in the spot market, the Available Capacity (PPAD) is set at US$12/MWh, remunerating 90 hours per week and applying a weighting factor: i) for plants using natural gas only, 1.1 in summer/winter and 0.9 during the rest of the year; and ii) for plants using alternative fuels, 1.5 in summer/winter and 1.0 during the rest of the year. Plants without fuel or supplied by CAMMESA will receive capacity payments at 100% when dispatched, and at decreasing percentages when idle: 80% until December 2026, 40% during 2027, and 0% from 2028 onward. Additionally, a base reliability reserve payment of US$1,000/MW-month is recognized, regardless of technology or fuel management.

Regarding fuel management, CAMMESA will remain the supplier of last resort until 2029, after which power generators will assume full responsibility for fuel sourcing. Generators must provide their own alternative fuels (fuel oil or diesel). For natural gas, generators may choose between: i) self-procurement, or ii) contracting through CAMMESA while the Gas Plan remains in force, with costs reflecting the weighted average of all Gas Plan and/or LNG imports, updated biweekly.

This new framework upholds existing PPAs, whose energy output remains allocated to meet distribution companies’ seasonal demand until their expiration. Once PPAs expire, generators may either operate in the spot market or sell PPAs to distributors or large users.

Under this new regime, efficient, well-located units with fuel self-procurement could achieve higher profit margins, entirely in US$. Among those units, Pampa operates three strategically located CCGTs: CTLL in Vaca Muerta; CTGEBA at the central system node; and CTEB, which uses natural gas and diesel, with a 50% equity stake. Pampa also operates open-cycle CPB (which fires fuel oil), CTG, and CTP.

4 In the case of hydroelectric generation, it may only provide backup for up to 70% of the contracted demand.

Earnings release Q3 25 ● 2

Last price updates for the legacy or spot scheme

Effective as of:	Legacy energy/spot
	Increase	Resolution
July 2025	1%	SE No. 280/25
August 2025	0.4%	SE No. 331/25
September 2025*	0.5%	SE No. 356/25
October 2025*	0.5%	SE No. 381/25

Note: *These updates exclude hydro power plants undergoing a tender process (Alicurá, El Chocón-Arroyito, Cerros Colorados, and Piedra del Águila).

Extension of HIDISA’s hydroelectric concession

On October 20, 2025, the SE proposed extending HIDISA’s concession until June 2026, subject to Pampa’s acceptance of the original contract and additional conditions, including updating guarantees, waiving any claims against the State related to changes in the remuneration scheme, and paying royalties to the Province of Mendoza (Res. SE No. 398/25).

HIDISA requested a 15-business-day extension to submit its decision, which, as of today, has not been addressed by the SE. If Pampa does not accept the proposed terms, it will be required to continue operating the asset for 90 calendar days, allowing the National Government to implement the necessary measures to ensure continued operation.

Tender for Comahue hydroelectric power plants

On August 19, 2025, the MECON launched a national and international tender for the transfer of share capital of the Alicurá, El Chocón–Arroyito, Cerros Colorados, and Piedra del Águila hydroelectric plants (Res. No. 1200/25). Bids are due on November 7, 2025. Pampa is currently assessing its participation in the process.

1.2	Transener and TGS

Award to TGS in the GPM expansion tender

On October 17, 2025, the SE awarded TGS the GPM expansion project (Res. No. 397/25), consistent with the private initiative submitted by TGS in June 2024. The project involves installing three new compressor plants and adding 90,000 HP of capacity, increasing GPM’s transportation capacity from 21 mcmpd to 35 mcmpd. The expansion is expected to require an estimated investment of US$560 million, with works scheduled for completion before April 30, 2027.

In addition, TGS will invest approximately US$220 million to expand transportation capacity by 12 mcmpd in the final sections of the trunk pipeline system, with repayment through TGS’s regulated tariff.

Transener and Transba dividend distribution

On September 1, 2025, Transener and Transba Shareholders’ Meetings approved a cash dividend of AR$134 billion and AR$44 billion, respectively. Pampa collected a total of US$25 million for its 26.3% participation in Transener.

Last tariff updates

Effective as of:	Transener/Transba		TGS
	Increase	Resolution	Increase	Resolution
July 2025	4.6%/1.5%	ENRE No. 451 y 454/25	0.8%	ENARGAS No. 421/25
August 2025	6.0%/2.9%	ENRE No. 549 and 555/25	1.8%	ENARGAS No. 539/25
September 2025	7.0%/3.8%	ENRE No. 616 and 617/25	2.6%	ENARGAS No. 622/25
October 2025	7.1%/3.9%	ENRE No. 675 and 676/25	2.7%	ENARGAS No. 732/25
November 2025	7.6%/4.4%	ENRE No. 724 and 731/25	3.2%	ENARGAS No. 812/25

Earnings release Q3 25 ● 3

1.3	Sale of El Tordillo, La Tapera and Puesto Quiroga

On October 1, 2025, Pampa transferred its 35.67% stake in the El Tordillo, La Tapera and Puesto Quiroga concessions for US$2 million, subject to a clean exit condition. With this transaction, Pampa no longer holds assets in the San Jorge Gulf basin.

1.4	New share repurchase program

On September 8, 2025, Pampa’s Board of Directors approved the 14th share repurchase program, for up to US$100 million or 10% of share capital, with a maximum price of US$60 per ADR or AR$3,480 per common share, effective for 120 days. To date, 0.8 million ADRs equivalent have been repurchased at an average of US$58.8/ADR, representing 1.5% of Pampa’s issued share capital.

1.5	Release of Guarantees in OCP Ecuador

On November 30, 2024, OCP Ecuador transferred its ownership in the pipeline to the Ecuadorian State. As part of the transaction, OCP Ecuador had two outstanding guarantees —one operational and one environmental— totaling US$84 million.

Under the terms of the concession agreement, the expiration of the license triggered the release of these guarantees on March 1, 2025, along with the corresponding monetary reimbursement to OCP Ecuador. However, Citibank Ecuador, the issuing bank, declined to release the guarantees on that date, citing non-compliance with certain formal requirements. This led to the initiation of arbitration proceedings seeking the release of the guarantees and compensation for damages.

Subsequently, on October 28, 2025, the Ecuadorian State formally notified Citibank Ecuador of the expiration of the guarantees and instructed their release, which was executed on November 3, 2025. As a result, Pampa added US$84 million to its cash position and reduced its net debt-to-EBITDA ratio to 1.1x.

Earnings release Q3 25 ● 4

2.	Analysis of Q3 25 results
Breakdown by segment In US$ million	Q3 25			Q3 24			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Oil and Gas	308	171	(9)	228	122	(4)	+35%	+40%	+125%
Power generation	205	120	6	183	112	95	+12%	+8%	-94%
Petrochemicals	115	(5)	(2)	140	2	7	-18%	NA	NA
Holding and Others	6	36	28	19	43	48	-68%	-16%	-42%
Eliminations	(43)	-	-	(30)	-	-	+44%	NA	NA

Total	591	322	23	540	279	146	+9%	+16%	-84%

Note: Net income is attributable to the Company’s shareholders.

Reconciliation of adjusted EBITDA, in US$ million	Nine-month period		Third quarter
	2025	2024	2025	2024
Consolidated operating income	402	392	168	154
Consolidated depreciations and amortizations	305	257	124	105
Reporting EBITDA	707	649	292	259

Adjustments from oil and gas segment	(11)	5	(7)	14
Adjustments from generation segment	30	80	15	7
Adjustments from petrochemicals segment	(17)	(0)	(0)	(0)
Adjustments from holding & others segment	70	20	22	(1)

Consolidated adjusted EBITDA	779	754	322	279
At our ownership	777	754	322	279

Earnings release Q3 25 ● 5

2.1	Analysis of the oil and gas segment

Oil & gas segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2025	2024	∆%	2025	2024	∆%
Sales revenue	658	596	+10%	308	228	+35%
Domestic sales	515	512	+1%	231	201	+15%
Foreign market sales	143	84	+70%	77	27	+185%
Cost of sales	(461)	(387)	+19%	(191)	(153)	+25%

Gross profit	197	209	-6%	117	75	+56%

Selling expenses	(56)	(46)	+22%	(22)	(17)	+29%
Administrative expenses	(60)	(57)	+5%	(20)	(21)	-5%
Other operating income	41	67	-39%	25	25	-
Other operating expenses	(16)	(22)	-27%	(8)	(8)	-
Impairment of financial assets	(5)	(10)	-50%	(3)	-	NA
Impairment on int. assets & inventories	(8)	(19)	-58%	(7)	(19)	-63%
Results for participation in joint businesses	2	-	NA	-	-	NA

Operating income	95	122	-22%	82	35	+134%

Finance income	-	1	-100%	-	1	-100%
Finance costs	(77)	(71)	+8%	(22)	(22)	-
Other financial results	(25)	(17)	+47%	(25)	(3)	NA
Financial results, net	(102)	(87)	+17%	(47)	(24)	+96%

Loss before tax	(7)	35	NA	35	11	+218%

Income tax	(31)	36	NA	(44)	(15)	+193%

Net (loss)/income for the period	(38)	71	NA	(9)	(4)	+125%

Adjusted EBITDA	298	310	-4%	171	122	+40%

Increases in PPE and right-of-use assets	720	243	+196%	267	46	NA
Depreciation and amortization	214	183	+17%	96	73	+32%
Lifting cost	162	131	+24%	59	48	+22%
Lifting cost per boe	6.9	5.7	+22%	6.4	6.0	+7%

Sales in the oil and gas segment rose 35% year-on-year and 51% quarter-on-quarter, mainly driven by strong crude oil production growth at Rincón de Aranda, increased gas to Chile, fuel self-procurement at CTLL, and the industrial segment. These effects were partially offset by lower sales in September, explained by weaker retail demand due to milder weather and the expiration of Plan Gas winter peak commitments, as well as lower crude oil and gas export prices.

Regarding the operational performance, total production averaged 99.5 kboepd in Q3 25 (+14% vs. Q3 24, +18% vs. Q2 25), mainly explained by sustained oil output growth at Rincón de Aranda following the completion of three new pads, and by higher gas production at Sierra Chata, which reached a new all-time high of 6.3 mcmpd in July. The increase vs. Q2 25 was driven by higher contributions from Rincón de Aranda and seasonal gas demand.

Gas production averaged 14.0 mcmpd in Q3 25 (flat vs. Q3 24, +8% vs. Q2 25). Analyzing the gas output by block, El Mangrullo accounted for 50% of the total gas output, averaging 7.0 mcmpd (-12% vs. Q3 24, -7% vs. Q2 25), followed by Sierra Chata with 5.3 mcmpd, contributing 38% of the production (+33% vs. Q3 24, +40% vs. Q2 25). At non-operated blocks, Río Neuquén produced 1.3 mcmpd
(-20% vs. Q3 24, flat vs. Q2 25), while Rincón del Mangrullo and Aguaragüe continued their natural depletion, each producing 0.1 mcmpd.

Earnings release Q3 25 ● 6

Oil and gas' key performance indicators	2025			2024			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Nine-month period
Volume
Production
In thousand m3/day	1.5	12,911		0.8	13,382		+89%	-4%	+2%
In million cubic feet/day		456			473
In thousand boe/day	9.6	76.0	85.5	5.0	78.8	83.8
Sales
In thousand m3/day	1.6	12,932		0.8	13,331		+111%	-3%	+4%
In million cubic feet/day		457			471
In thousand boe/day	10.1	76.1	86.3	4.8	78.5	83.3

Average Price
In US$/bbl	61.9			71.0			-13%	-2%
In US$/MBTU		3.9			3.9

Third quarter
Volume
Production
In thousand m3/day	2.7	13,967		0.9	13,944		+220%	+0%	+14%
In million cubic feet/day		493			492
In thousand boe/day	17.3	82.2	99.5	5.4	82.1	87.5
Sales
In thousand m3/day	3.2	13,913		0.9	13,632		+267%	+2%	+19%
In million cubic feet/day		491			481
In thousand boe/day	20.1	81.9	102.0	5.5	80.2	85.7

Average Price
In US$/bbl	61.1			71.9			-15%	+0%
In US$/MBTU		4.4			4.4

Note: Net production in Argentina. Gas volume standardized at 9,300 kilocalories (kCal). Oil price is net of export duty and quality/logistic discounts.

Our gas price averaged US$4.4 per MBTU in Q3 25 (flat vs. Q3 24, +11% vs. Q2 25 due to seasonality), supported by fuel self-procurement for CTLL during the winter peak and improved industry prices, partially offset by lower export prices.

Regarding our gas deliveries by customer, during Q3 25, 39% was destined for thermal power generation (vs. 50% in Q3 24) and 33% to distribution companies (vs. 36% in Q3 24), both under Plan Gas GSA. The year-on-year decrease reflects the end of Plan Gas winter commitments in September 2024, lower retail demand due to milder September weather, and fuel self-procurement in CTLL, which itself accounted for 6% of Q3 25 deliveries. The industrial/spot market absorbed 12% (vs. 7% in Q3 24 due to increased transport capacity), 8% was exported (vs. 3% in Q3 24 due to increased foreign demand), and the remaining 2% was sold to our petrochemical plants (vs. 3% in Q3 24).

Oil production reached 17.3 kbpd in Q3 25 (+3.2x vs. Q3 24, 2.2x vs. Q2 25), driven by the ramp-up of shale oil output at Rincón de Aranda, which averaged 14.4 kbpd in Q3 25 (+13.2 kbpd vs. Q3 24,
+6.9 kbpd vs. Q2 25) with 20 wells in production (vs. 2 in Q3 24, 10 in Q2 25). This growth was partially offset by the sale of Gobernador Ayala in October 2024 (-1.0 kbpd vs. Q3 24) and lower volumes from non-operated conventional crude oil blocks El Tordillo and Los Blancos (-0.2 kbpd vs. Q3 24).

The average oil price, net of export duty and quality/logistic discounts, was US$61.1 per barrel (-15% vs. Q3 24, -1% vs. Q2 25), mainly reflecting lower Brent prices. Without Rincón de Aranda’s partial price hedge, in place since April 2025, the average oil price would have been US$60.3 per barrel. Exports accounted for 47% of total sales in Q3 25, similar to Q3 24, although export volumes quadrupled year-on-year.

Earnings release Q3 25 ● 7

The lifting cost4 totaled US$59 million in Q3 25 (+22% vs. Q3 24, flat vs. Q2 25), explained by higher gas treatment expenses and TPF leasing at Rincón de Aranda. Lower maintenance and labor costs offset those effects. The lifting cost per boe rose 7% to US$6.4 per boe produced in Q3 25 vs. US$6.0 per boe in Q3 24, mainly explained by higher operating expenses mentioned before, though partially offset by increased production at Rincón de Aranda. Compared to Q2 25, the 15% decrease in lifting cost per boe reflects the growth in crude oil production and cost stabilization.

Excluding depreciation and amortization and lifting costs, other operating costs increased 24% vs. Q3 24 and 33% vs. Q2 25, mainly due to higher crude oil purchases for trading, royalties and levies in line with increased production, and higher export transportation costs.

Other operating income and expenses remained flat vs. Q3 24. Higher environmental remediation and bad debts provisions were partially offset by lower financial transaction taxes and a slight increase in Plan Gas compensation, driven by the devaluation impact on retail tariffs. In addition, improved collections from CAMMESA and ENARSA led to a decline in commercial interest income (-11% vs. Q3 24). Compared to Q2 25, other operating net income rose significantly, explained by higher Plan Gas compensation from seasonality and slightly higher days sales outstanding, partially offset by higher environmental provisions.

Financial results in Q3 25 posted net losses of US$47 million (+96% vs. Q3 24, +81% vs. Q2 25), mainly explained by higher FX losses from a steeper AR$ devaluation impacting the segment’s net monetary asset position in AR$, as well as lesser gains from holding financial securities, partially offset by gains from the crude oil price hedge.

Reconciliation of adjusted EBITDA from oil & gas, in US$ million	Nine-month period		Third quarter
	2025	2024	2025	2024
Consolidated operating income	95	122	82	35
Consolidated depreciations and amortizations	214	183	96	73
Reporting EBITDA	309	305	178	108

Deletion of int. assets & inventories' impairment	8	19	7	19
Deletion of gain from commercial interests	(7)	(18)	(5)	(5)
Deletion of CAMMESA's receivable impairment	-	4	-	-
Deletion of SESA's equity income	(2)	-	-	-
Deletion of TPF lease amortization	(10)	-	(10)	-

Adjusted EBITDA from oil & gas	308	310	171	122

Our oil and gas adjusted EBITDA amounted to US$171 million in Q3 25 (+41% vs. Q3 24, +98% vs. Q2 25), mainly driven by accelerated shale oil production at Rincón de Aranda and higher profit margins from fuel self-procurement for power generation, exports, and industrial demand. These effects were partially offset by lower retail gas sales. Growth of crude oil sales and seasonal gas deliveries explains the quarter-on-quarter improvement in EBITDA. The adjusted EBITDA excludes non-recurring and non-cash income and expenses, as well as overdue commercial interests and equity income from affiliates, and includes a US$10 million adjustment to the rights-of-use amortization, reflecting the reclassification of the TPF rental at Rincón de Aranda as lifting cost.

Finally, capital expenditures amounted to US$267 million (5.8x vs. Q3 24, but -13% vs. Q2 25), with 65% allocated to the development of Rincón de Aranda.

4 It only considers maintenance, treatment, internal transportation, wellhead staff and the TPF costs at Rincón de Aranda, which under IFRS it is recorded as Leases, recording rights-of-use amortization in the cost of sales. Lifting cost does not include amortizations and depreciations.

Earnings release Q3 25 ● 8

2.2	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2025	2024	∆%	2025	2024	∆%
Sales revenue	585	505	+16%	205	183	+12%
Cost of sales	(319)	(260)	+23%	(114)	(102)	+12%

Gross profit	266	245	+9%	91	81	+12%

Selling expenses	(3)	(2)	+50%	(1)	(1)	-
Administrative expenses	(31)	(39)	-21%	(10)	(14)	-29%
Other operating income	17	34	-50%	4	2	+100%
Other operating expenses	(9)	(11)	-18%	(4)	(4)	-
Impairment of financial assets	-	(46)	-100%	-	-	NA
Results for participation in joint businesses	5	(28)	NA	(2)	10	NA

Operating income	245	153	+60%	78	74	+5%

Finance income	15	3	NA	7	1	NA
Finance costs	(36)	(39)	-8%	(11)	(11)	-
Other financial results	81	102	-21%	1	22	-95%
Financial results, net	60	66	-9%	(3)	12	NA

Profit before tax	305	219	+39%	75	86	-13%

Income tax	(180)	109	NA	(69)	9	NA

Net income for the period	125	328	-62%	6	95	-94%
Attributable to owners of the Company	125	328	-62%	6	95	-94%
Attributable to non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	362	304	+19%	120	112	+8%
Adjusted EBITDA at our share ownership	360	304	+18%	120	112	+7%

Increases in PPE and right-of-use assets	46	67	-31%	18	24	-27%
Depreciation and amortization	87	71	+23%	27	31	-13%

In Q3 25, power generation sales increased 12% year-on-year, mainly driven by higher revenue from CTLL’s fuel self-procurement during the winter peak and, to a lesser extent, by PEPE 6’s contribution, higher spot capacity prices and greater PPA sales to industrial clients. These effects were partially offset by lower thermal dispatch. Compared to Q2 25, the sales growth reflects seasonal increases in generation and the completion of scheduled maintenance at CTLL and CTEB.

Increase in spot capacity payments was led by open cycles (GT and ST), which averaged US$5.9 thousand per MW-month (+22% vs. Q3 24 and +12% vs. Q2 25), due to the additional US$ remuneration in July and August under the 2024-2026 Contingency Plan (Res. SE No. 294/24). In contrast, CCGTs remained at US$5.3 thousand per MW-month (flat vs. Q3 24 and Q2 25), while hydros averaged US$2.1 thousand per MW-month (-8% vs. Q3 24, -8% vs. Q2 25). Compared to Q2 25, capacity improved, again driven by open cycles benefiting from this additional remuneration.

The operational performance of Pampa’s operated power generation dropped 9% year-on-year, mainly due to lower thermal demand from CAMMESA amid weak electricity consumption and higher penetration of renewable and nuclear power generation, as well as scheduled maintenance outages. This follows a 2% contraction in national power demand, linked to softer economic activity and milder weather. Analyzing by plant, lower generation stemmed from CTGEBA’s old CCGT (-131 GWh), open cycles (-166 GWh), reduced water input at HPPL (-166 GWh) and HINISA’s outage (-121 GWh). These declines were partially offset by PEPE 6’s contribution (+75 GWh) and higher CCGT output at new CTGEBA and CTLL (+44 GWh). Quarter-on-quarter, generation increased 15% following CTLL and CTEB’s planned overhauls in
Q2 25.

The total availability of Pampa’s operated units reached 94.0% in Q3 25, down from 96.7% in Q3 24 (-275 basis points), mainly impacted by programmed maintenance at CTGEBA’s GT04 and CTLL’s GT05, and forced outages at CTLL’s GT04 and HINISA, the latter ongoing since January. These variations were partially offset by PEPE 6 and the recovery of CTLL’s GT05, which had been out of service in August 2024. Thermal availability, however, increased 40 basis points, reaching 97.1% in Q3 25.

Earnings release Q3 25 ● 9

Power generation's key performance indicators	2025				2024				Variation
	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total	Wind	Hydro	Thermal	Total
Installed capacity (MW)	427	938	4,107	5,472	382	938	4,107	5,426	+12%	-	+0%	+1%
New capacity (%)	100%	-	33%	32%	100%	-	33%	32%	-	-	+0%	+1%
Market share (%)	1.0%	2.1%	9.4%	12.5%	0.9%	2.2%	9.6%	12.6%	+0%	-0%	-0%	-0%

Nine-month period
Net generation (GWh)	1,244	1,027	13,806	16,077	839	1,641	14,467	16,947	+48%	-37%	-5%	-5%
Volume sold (GWh)	1,254	1,027	14,376	16,657	844	1,641	15,054	17,539	+49%	-37%	-5%	-5%

Average price (US$/MWh)	70	22	40	41	72	15	35	35	-3%	+48%	+15%	+18%
Average gross margin (US$/MWh)	54	10	24	26	62	6	22	22	-13%	+75%	+10%	+14%

Third quarter
Net generation (GWh)	420	249	4,752	5,421	337	540	5,074	5,951	+25%	-54%	-6%	-9%
Volume sold (GWh)	428	249	4,908	5,585	340	540	5,280	6,161	+26%	-54%	-7%	-9%

Average price (US$/MWh)	70	27	42	43	72	17	35	36	-3%	+56%	+18%	+21%
Average gross margin (US$/MWh)	54	9	25	27	54	6	22	23	-0%	+50%	+12%	+17%

Note: Gross margin before amortization and depreciation. Includes CTEB (co-operated by Pampa, 50% equity stake).

Excluding depreciation and amortizations, net operating costs increased 14% to US$98 million in Q3 25, mainly explained by higher gas purchases for CTLL’s self-procurement and greater maintenance expenses, partially offset by lower labor and insurance costs. Compared to Q2 25, operating expenses increased 17%, due to increased gas purchases, partially offset by reduced maintenance costs.

Other operating income and expenses reached breakeven, improving from a US$2 million loss in Q3 24, mainly due to lower financial transaction taxes, offset by higher repairments, net of insurance recoveries.

Financial results in Q3 25 recorded a US$3 million net loss, compared to a US$12 million profit in Q3 24, reflecting lower gains on financial securities, partially offset by higher interest income.

Reconciliation of adjusted EBITDA from power generation, in US$ million	Nine-month period		Third quarter
	2025	2024	2025	2024
Consolidated operating income	245	153	78	74
Consolidated depreciations and amortizations	87	71	27	31
Reporting EBITDA	332	224	105	105

Deletion of CTEB's equity income	(5)	28	2	(10)
Deletion of commercial interests to CAMMESA	(4)	(28)	(2)	(2)
Deletion of CAMMESA's receivable impairment	-	32	-	-
Deletion of PPE activation in operating expenses	-	2	-	1
Deletion of provision in hydros	-	5	-	2
CTEB's EBITDA, at our 50% ownership	39	41	15	16

Adjusted EBITDA from power generation	362	304	120	112

Adjusted EBITDA for the power generation segment was US$120 million (+8% vs. Q3 24, +7% vs. Q2 25), supported by gas self-management during winter, PEPE 6’s contribution and the additional seasonal remuneration for spot open-cycle capacity, partially offset by reduced dispatch. Adjusted EBITDA excludes non-operating, non-recurrent and non-cash items and considers CTEB’s 50% ownership, which posted US$15 million in Q3 25 (flat vs. Q3 24, +74% vs. Q2 25). The additional spot capacity remuneration and higher industrial sales explain the quarter-on-quarter improvement in EBITDA.

Finally, excluding CTEB, capital expenditures totaled US$18 million in Q3 25, down from US$24 million in Q3 24, mainly allocated to maintenance.

Earnings release Q3 25 ● 10

2.3	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2025	2024	∆%	2025	2024	∆%
Sales revenue	329	394	-16%	115	140	-18%
Domestic sales	190	247	-23%	59	92	-35%
Foreign market sales	139	147	-5%	56	48	+15%
Cost of sales	(319)	(361)	-12%	(113)	(135)	-16%

Gross profit	10	33	-70%	2	5	-60%

Selling expenses	(9)	(9)	-	(3)	(3)	-
Administrative expenses	(5)	(5)	-	(2)	(2)	-
Other operating income	19	11	+73%	-	3	-100%
Other operating expenses	(8)	(5)	+60%	(3)	(2)	+50%

Operating income	7	25	-72%	(6)	1	NA

Finance income	27	-	NA	-	-	NA
Finance costs	-	(3)	-100%	-	(1)	-100%
Other financial results	4	4	-	1	3	-67%
Financial results, net	31	1	NA	1	2	-50%

Profit before tax	38	26	+46%	(5)	3	NA

Income tax	(11)	7	NA	3	4	-25%

Net income for the period	27	33	-18%	(2)	7	NA

Adjusted EBITDA	(6)	28	NA	(5)	2	NA

Increases in PPE	14	4	+250%	8	1	NA
Depreciation and amortization	4	3	+33%	1	1	-

Reconciliation of adjusted EBITDA from petrochemicals, in US$ million	Nine-month period		Third quarter
	2025	2024	2025	2024
Consolidated operating income	7	25	(6)	1
Consolidated depreciations and amortizations	4	3	1	1
Reporting EBITDA	11	28	(5)	2

Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Deletion of contingencies adjustment	(17)	-	-	-

Adjusted EBITDA from petrochemicals	(6)	28	(5)	2

The adjusted EBITDA for the petrochemicals segment recorded a US$5 million loss in Q3 25, compared to the US$2 million profit in Q3 24, mainly due to weaker domestic demand for styrene and octane bases, lower international reference prices and, to a lesser extent, the temporary outage of the polystyrene plant and a non-recurrent US$3 million gain recorded in Q3 24 from exports settlements at a differential FX. These effects were partially offset by higher exports of reforming products and lower raw material costs. The drop in EBITDA compared to Q2 25 is mainly due to lower reforming margins from processing imported virgin naphtha and softer domestic demand for octane bases.

The total volume sold reached 122 thousand tons (-4% vs. Q3 24, -2% vs. Q2 25), mainly explained by lower domestic demand, partially offset by higher exports of aromatics and styrene.

Financial results recorded a profit of US$1 million in Q3 25 (-50% vs. Q3 24, -75% vs. Q2 25), mainly due to derivatives losses.

Finally, capital expenditures totaled US$8 million in Q3 25, up from US$1 million in Q3 24, mainly allocated to maintenance.

Earnings release Q3 25 ● 11

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming & others
Nine-month period
Volume sold 2025 (thousand ton)	62	31	238	331
Volume sold 2024 (thousand ton)	64	33	251	349
Variation 2025 vs. 2024	-4%	-8%	-5%	-5%

Average price 2025 (US$/ton)	1,514	1,679	770	993
Average price 2024 (US$/ton)	1,804	1,841	861	1,128
Variation 2025 vs. 2024	-16%	-9%	-11%	-12%

Third quarter
Volume sold Q3 25 (thousand ton)	20	11	91	122
Volume sold Q3 24 (thousand ton)	22	11	94	128
Variation Q3 25 vs. Q3 24	-10%	-3%	-3%	-4%

Average price Q3 25 (US$/ton)	1,496	1,561	741	937
Average price Q3 24 (US$/ton)	1,825	1,926	822	1,092
Variation Q3 25 vs. Q3 24	-18%	-19%	-10%	-14%

Note: 1 Includes Propylene.

2.4	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2025	2024	∆%	2025	2024	∆%
Sales revenue	18	29	-38%	6	19	-68%
Cost of sales	-	(5)	-100%	-	(5)	-100%

Gross profit	18	24	-25%	6	14	-57%

Selling expenses	(1)	-	NA	-	-	NA
Administrative expenses	(35)	(38)	-8%	(15)	(19)	-21%
Other operating income	8	4	+100%	3	3	-
Other operating expenses	(29)	(34)	-15%	(7)	(6)	+17%
Income from the sale of associates	-	7	-100%	-	-	NA
Results for participation in joint businesses	94	129	-27%	27	52	-48%

Operating income	55	92	-40%	14	44	-68%

Finance costs	(38)	(24)	+58%	(19)	(9)	+111%
Other financial results	77	25	+208%	38	18	+111%
Financial results, net	39	1	NA	19	9	+111%

Profit before tax	94	93	+1%	33	53	-38%

Income tax	8	(12)	NA	(5)	(5)	-

Net income for the period	102	81	+26%	28	48	-42%

Adjusted EBITDA	125	112	+11%	36	43	-16%

Increases in PPE	7	4	+83%	3	2	+26%
Depreciation and amortization	-	-	NA	-	-	NA

The holding and others segment, excluding equity income from affiliates TGS and Transener, posted a loss on operating margin of US$13 million in Q3 25, compared to a US$8 million loss in Q3 24, mainly explained by higher labor costs and increased third-party service fees, as well as the absence of OCP Ecuador, which had contributed US$8 million of operating income during its short consolidation in Q3 24. These effects were partially offset by higher income fee.

Financial results showed a net profit of US$19 million (+111% vs. Q3 24, +46% vs. Q2 25), mainly reflecting FX gains from the sharper AR$ devaluation over the net liability position in that currency, partially offset by higher interest expenses from tax liabilities.

Earnings release Q3 25 ● 12

Reconciliation of adjusted EBITDA from holding and others, in US$ million	Nine-month period		Third quarter
	2025	2024	2025	2024
Consolidated operating income	55	92	14	44
Consolidated depreciations and amortizations	-	-	-	-
Reporting EBITDA	55	92	14	44

Deletion of equity income	(94)	(129)	(27)	(52)
Deletion of gain from commercial interests	-	(0)	-	(0)
Deletion of contigencies provision	-	16	-	-
Deletion of the sale of associates	-	(7)	-	-
Deletion of arbitration costs in OCP	8	-	-	-
TGS's EBITDA adjusted by ownership	115	113	36	40
Transener's EBITDA adjusted by ownership	41	26	14	11

Adjusted EBITDA from holding and others	125	112	36	43

The adjusted EBITDA from our holding and others segment excludes non-operating, non-recurring, and non-cash items and includes EBITDA adjusted for equity ownership in TGS and Transener. In Q3 25, the US$36 million profit (-16% vs. Q3 24, +3% vs. Q2 25) was mainly due to higher corporate expenses and a lower contribution from TGS, partially offset by Transener’s performance.

At TGS, the EBITDA adjusted for our stake was US$36 million in Q3 25, compared to US$40 million in Q3 24, explained by lower regulated margins, as the 5% tariff increase during Q3 25 lagged behind 6% inflation and 15% AR$ devaluation, partially offset by higher exports of NGL and ethane sold domestically.

At Transener, the EBITDA adjusted for our stake was US$14 million in Q3 25, up from US$11 million in Q3 24, supported by a 19% tariff hike that outpaced both inflation (6%) and devaluation (15%).

Earnings release Q3 25 ● 13

3.	Cash and financial borrowings
As of September 30, 2025, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	881	873	444	444	(437)	(429)
Petrochemicals	0	0	-	-	(0)	(0)
Holding and others	-	-	-	-	-	-
Oil and gas	-	-	1,311	1,311	1,311	1,311
Total under IFRS/Restricted Group	881	873	1,755	1,755	874	882

Affiliates at O/S2	198	198	244	244	46	46

Total with affiliates	1,079	1,071	1,999	1,999	920	928

Note: Financial debt includes accrued interest. 1 It includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost. 2 Under IFRS, the affiliates CTBSA, Transener and TGS are excluded from Pampa’s consolidated figures.

3.1	Debt transactions

During Q3 25, Pampa issued CB Series 25 for US$105 million, maturing on a bullet basis on August 6, 2028, with a semiannual fixed rate of 7.25%. In addition, Pampa obtained export pre-financing, net of payments, for US$50 million.

As of September 30, 2025, Pampa’s financial debt under IFRS totaled US$1,755 million, 16% lower than at year-end 2024. This decrease is mainly due to the early redemption of the 2027 and 2029 Notes, funded with proceeds from the issuance of the 2034 Notes. However, net debt increased to US$874 million, driven by higher capital expenditures in Rincón de Aranda, share buybacks and increased collateral requirements related to the crude oil price hedge.

After the quarter’s closing, US$47 million of the export pre-financing was repaid, and OCP Ecuador’s guarantees were released for US$84 million. Therefore, net debt decreased to US$790 million and the net leverage ratio down to 1.1x.

As of September 30, 2025, 92% of total gross debt consisted of securities issued in capital markets, while the remaining 8% corresponded to bank financing. The gross debt principal breakdown is shown below:

Type of debt	Currency	Legislation	Amount in million US$	% over total gross debt	Average rate	Average life
Call	AR$	Argentine	0.1	0%	45%	0.0
Exports pre-financing	US$	Argentine	50	3%	7%	0.2
Loans	US$	Argentine	85	5%	5%	1.3
CB	US$ MEP	Argentine	140	8%	5%	1.8
	US$	Argentine	156	9%	7%	2.1
	US$-link	Argentine	87	5%	0%	2.2
	US$	Foreign	1,230	70%	8%	7.3
Total			1,747	100%		5.6
US$			1,660	95%	7.5%	5.8
AR$			87	5%	0.1%	2.2

Through proactive liability management, Pampa continued to strengthen its debt profile, extending the average maturity to 5.6 years. The chart below shows the principal maturity profile, net of repurchases, in US$ million by the end of Q3 25:

Earnings release Q3 25 ● 14

Note : The chart only considers Pampa’s consolidated figures under IFRS and excludes affiliates TGS, Transener, and CTBSA. The cash position includes cash and cash equivalents, financial assets at fair value with changing results, and investments at amortized cost.

Regarding our affiliates, CTEB cancelled bank borrowings for US$15 million, while TGS extended debt maturities by US$26 million and obtained new loans for US$19 million.

As of today, Pampa remains in full compliance with all debt covenants.

3.2	Summary of debt securities

Company In US$ million	Security	Maturity	Amount issued	Amount net of repurchases	Coupon
In US$-Foreign Law
Pampa	CB Series 9 at par & fixed rate	2026	293	120	9.5%
	CB Series 21 at discount & fixed rate	2031	410	410	7.95%
	CB Series 23 at discount & fixed rate	2034	700	700	7.875%
TGS[1]	CB at discount at fixed rate	2031	490	490	8.5%

In US$-Argentine Law
Pampa	CB Series 20	2026	108	51	6%
	CB Series 25	2028	105	105	7.25%

In US$-link
Pampa	CB Series 13	2027	98	87	0%
CTEB[1]	CB Series 9	2026	50	40	0%

In US$-MEP
Pampa	CB Series 16	2025	56	56	4.99%
	CB Series 22	2028	84	84	5.75%

Note: 1 Under IFRS, affiliates are not consolidated in Pampa’s FS.

3.3	Credit ratings

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-, bb- (stand-alone)	na
	Moody's	B2	na
	FitchRatings	B-	AAA (long-term)[1] A1+ (short-term)[1]
TGS	S&P	B-, b+ (stand-alone)	na
	FitchRatings	B-	na
Transener	FitchRatings	na	A+ (long-term)[1]
CTEB	FitchRatings	na	AA+[1]

Note: 1 Issued by FIX SCR.

Earnings release Q3 25 ● 15

4.	Appendix
4.1	Analysis of the nine-month period, by subsidiary and segment
Subsidiary In US$ million	Nine-month period 2025				Nine-month period 2024
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Oil & gas segment
Pampa Energía	100.0%	298	1,311	(38)	100.0%	310	1,029	71
Subtotal oil & gas		298	1,311	(38)		310	1,029	71

Power generation segment
Diamante	61.0%	6	(0)	3	61.0%	2	(0)	0
Los Nihuiles	52.0%	(2)	(0)	(3)	52.0%	(2)	(0)	(1)
VAR	100.0%	12	(0)	3	100.0%	14	(0)	9

CTBSA		77	160	10		81	203	(56)
Non-controlling stake adjustment		(39)	(80)	(5)		(41)	(101)	28
Subtotal CTBSA adjusted by ownership	50.0%	39	80	5	50.0%	41	101	(28)

Pampa stand-alone, other companies, & adj.[1]		307	(437)	117		249	(419)	347
Subtotal power generation		362	(357)	125		304	(317)	328

Petrochemicals segment
Pampa Energía	100.0%	(6)	(0)	27	100.0%	28	-	33
Subtotal petrochemicals		(6)	(0)	27		28	-	33

Holding & others segment
Transener		154	(61)	92		100	(68)	47
Non-controlling stake adjustment		(113)	45	(68)		(74)	50	(34)
Subtotal Transener adjusted by ownership	26.3%	41	(16)	24	26.3%	26	(18)	12

TGS		437	(65)	199		436	(92)	229
Non-controlling stake adjustment		(322)	47	(147)		(323)	68	(170)
Subtotal TGS adjusted by ownership	26.9%	115	(17)	52	25.9%	113	(24)	59

Pampa stand-alone, other companies, & adj.[1]		(31)	-	25		(28)	(71)	9
Subtotal holding & others		125	(34)	102		112	(113)	81

Deletions		-	(46)	-		-	(60)	-

Total consolidated		779	874	216		754	539	513
At our share ownership		777	928	216		754	604	513

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies. 3 Attributable to the Company’s shareholders.

Earnings release Q3 25 ● 16

4.2	Analysis of the quarter, by subsidiary and segment
Subsidiary In US$ million	Q3 25				Q3 24
	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]	% Pampa	Adjusted EBITDA	Net debt[3]	Net income[4]

Oil & gas segment
Pampa Energía	100.0%	171	1,311	(9)	100.0%	122	1,029	(4)
Subtotal oil & gas		171	1,311	(9)		122	1,029	(4)

Power generation segment
Diamante	61.0%	2	(0)	32	61.0%	(0)	(0)	0
Los Nihuiles	52.0%	(1)	(0)	(3)	52.0%	(1)	(0)	0
VAR	100.0%	4	(0)	32	100.0%	4	(0)	2

CTBSA		30	160	(4)		31	203	26
Non-controlling stake adjustment		(15)	(80)	2		(16)	(101)	(13)
Subtotal CTBSA adjusted by ownership	50.0%	15	80	(2)	50.0%	16	101	13

Pampa stand-alone, other companies, & adj.[2]		101	(437)	(53)		93	(419)	80
Subtotal power generation		120	(357)	6		112	(317)	95

Petrochemicals segment
Pampa Energía	100.0%	(5)	(0)	(2)	100.0%	2	-	7
Subtotal petrochemicals		(5)	(0)	(2)		2	-	7

Holding & others segment
Transener		52	(61)	31		43	(68)	20
Non-controlling stake adjustment		(38)	45	(23)		(31)	50	(14)
Subtotal Transener adjusted by ownership	26.3%	14	(16)	8	26.3%	11	(18)	5

TGS		132	(65)	71		155	(92)	62
Non-controlling stake adjustment		(97)	47	(52)		(115)	68	(46)
Subtotal TGS adjusted by ownership	26.9%	36	(17)	19	25.9%	40	(24)	16

Pampa stand-alone, other companies, & adj.[2]		(13)	-	1		(8)	(71)	27
Subtotal holding & others		36	(34)	28		43	(113)	48

Deletions		-	(46)	-		-	(60)	-

Total consolidated		322	874	23		279	539	146
At our share ownership		322	928	23		279	604	146

Note: 1 The deletion corresponds to other companies or inter-companies. 2 Net debt includes holding companies. 3 Attributable to the Company’s shareholders.

Earnings release Q3 25 ● 17

4.3	Consolidated balance sheet
In US$ million	As of 9.30.2025	As of 12.31.2024
ASSETS
Property, plant and equipment	3,053	2,607
Intangible assets	89	95
Right-of-use assets	43	11
Deferred tax asset	21	157
Investments in associates and joint ventures	1,000	993
Financial assets at fair value through profit and loss	32	27
Trade and other receivables	48	75
Total non-current assets	4,286	3,965

Inventories	256	223
Financial assets at amortized cost	-	80
Financial assets at fair value through profit and loss	470	850
Derivative financial instruments	30	1
Trade and other receivables	784	488
Cash and cash equivalents	411	738
Total current assets	1,951	2,380

Total assets	6,237	6,345

EQUITY
Share capital	36	36
Share capital adjustment	191	191
Share premium	516	516
Treasury shares adjustment	1	1
Treasury shares cost	(23)	(7)
Legal reserve	44	44
Voluntary reserve	2,399	1,657
Other reserves	(13)	(13)
Other comprehensive income	100	119
Retained earnings	182	742
Equity attributable to owners of the company	3,433	3,286

Non-controlling interest	9	9

Total equity	3,442	3,295

LIABILITIES
Provisions	107	137
Income tax and minimum notional income tax provision	317	75
Deferred tax liability	67	49
Defined benefit plans	29	30
Borrowings	1,473	1,373
Trade and other payables	75	84
Total non-current liabilities	2,068	1,748

Provisions	7	10
Income tax liability	15	257
Tax liabilities	36	30
Defined benefit plans	5	7
Salaries and social security payable	31	39
Borrowings	282	706
Trade and other payables	351	253
Total current liabilities	727	1,302

Total liabilities	2,795	3,050

Total liabilities and equity	6,237	6,345

Earnings release Q3 25 ● 18

4.4	Consolidated income statement
In US$ million	Nine-month period		Third quarter
	2025	2024	2025	2024
Sales revenue	1,491	1,441	591	540
Domestic sales	1,207	1,207	457	465
Foreign market sales	284	234	134	75
Cost of sales	(1,000)	(930)	(375)	(365)

Gross profit	491	511	216	175

Selling expenses	(69)	(57)	(26)	(21)
Administrative expenses	(131)	(139)	(47)	(56)
Other operating income	85	116	32	33
Other operating expenses	(62)	(72)	(22)	(20)
Impairment of financial assets	(5)	(56)	(3)	-
Impairment on PPE, int. assets & inventories	(8)	(19)	(7)	(19)
Results for part. in joint businesses & associates	101	101	25	62
Income from the sale of associates	-	7	-	-

Operating income	402	392	168	154

Financial income	42	4	7	2
Financial costs	(151)	(137)	(52)	(43)
Other financial results	137	114	15	40
Financial results, net	28	(19)	(30)	(1)

Profit before tax	430	373	138	153

Income tax	(214)	140	(115)	(7)

Net income for the period	216	513	23	146
Attributable to the owners of the Company	216	513	23	146
Attributable to the non-controlling interest	-	-	-	-

Net income per share to shareholders	0.2	0.4	0.0	0.1
Net income per ADR to shareholders	4.0	9.4	0.4	2.7

Average outstanding common shares[1]	1,360	1,360	1,360	1,360
Outstanding shares by the end of period[1]	1,360	1,360	1,360	1,360

Note: 1 It considers the Employee stock-based compensation plan shares, which amounted to 3.9 million common shares as of September 30, 2024 and 2025.

Earnings release Q3 25 ● 19

4.5	Consolidated cash flow statement
In US$ million	Nine-month period		Third quarter
	2025	2024	2025	2024
OPERATING ACTIVITIES
Profit of the period	216	513	23	146
Adjustments to reconcile net profit to cash flows from operating activities	407	140	244	93
Changes in operating assets and liabilities	(133)	(367)	76	(17)
Increase in trade receivables and other receivables	(219)	(458)	35	(26)
Increase in inventories	(34)	(33)	(14)	(3)
Increase in trade and other payables	94	80	29	(1)
Increase in salaries and social security payables	2	15	12	12
Defined benefit plans payments	(2)	(2)	(1)	(1)
Increase in tax liabilities	25	34	12	4
Decrease in provisions	(7)	(3)	(3)	(2)
Collection for derivative financial instruments, net	8	-	6	-

Net cash generated by (used in) operating activities	490	286	343	222

INVESTING ACTIVITIES
Payment for property, plant and equipment acquisitions	(751)	(350)	(307)	(90)
Payment for intangible assets acquisitions	-	-	-	3
Collection for sales (Payment for purchases) of public securities and shares, net	376	(26)	60	(112)
Recovery (Suscription) of mutual funds, net	11	(1)	15	-
Capital integration in companies	(41)	-	-	23
Payment for companies´acquisitions	-	(48)	-	(48)
Payment for right-of-use	-	-	-	13
Collection for equity interests in companies sales	1	18	1	-
Collection for joint ventures´ share repurchase	-	37	-	-
Collections for intangible assets sales	9	-	6	-
Dividends collection	25	8	25	-
Collection for equity interests in areas sales	2	-	-	-
Cash addition for purchase of subsidiary	-	71	-	71

Net cash generated by (used in) investing activities	(368)	(291)	(200)	(140)

FINANCING ACTIVITIES
Proceeds from borrowings	554	710	174	404
Payment of borrowings	(128)	(94)	(20)	(25)
Payment of borrowings interests	(122)	(118)	(21)	(35)
Repurchase and redemption of corporate bonds	(726)	(329)	(1)	(254)
Payment for treasury shares acquisition	(16)	-	(16)	-
Payments of leases	(11)	(3)	(9)	(1)

Net cash (used in) generated by financing activities	(449)	166	107	89

(Decrease) Increase in cash and cash equivalents	(327)	161	250	171

Cash and cash equivalents at the beginning of the period	738	171	161	161
(Decrease) Increase in cash and cash equivalents	(327)	161	250	171

Cash and cash equivalents at the end of the period	411	332	411	332

Earnings release Q3 25 ● 20

4.6	Power generation’s main operational KPIs by plant
Power generation's key performance indicators	Wind					Hydroelectric			Subtotal hydro +wind	Thermal										Total
	PEPE2	PEPE3	PEPE4	PEA	PEPE6	HINISA	HIDISA	HPPL		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA	Eco- Energía	CTEB[1]	Subtotal thermal
Installed capacity (MW)	53	53	81	100	140	265	388	285	1,365	780	361	30	620	100	100	1,254	14	848	4,107	5,472
New capacity (MW)	53	53	81	100	140	-	-	-	428	184	100	-	-	100	100	566	14	279	1,344	1,772
Market share	0.1%	0.1%	0.2%	0.2%	0.3%	0.6%	0.9%	0.6%	3.1%	1.8%	0.8%	0.1%	1.4%	0.2%	0.2%	2.9%	0.03%	1.9%	9.4%	12%

Nine-month period
Net generation 2025 (GWh)	149	178	267	226	424	195	366	466	2,270	3,248	207	31	439	114	100	6,500	39	3,130	13,806	16,077
Market share	0.1%	0.2%	0.2%	0.2%	0.4%	0.2%	0.3%	0.4%	2.1%	3.0%	0.2%	0.0%	0.4%	0.1%	0.1%	6.0%	0.0%	2.9%	12.8%	15.0%
Sales 2025 (GWh)	159	178	267	226	424	195	366	466	2,281	3,238	379	31	439	114	100	6,850	91	3,136	14,376	16,657

Net generation 2024 (GWh)	139	144	253	231	72	569	413	659	2,480	3,779	219	43	240	125	103	6,324	54	3,579	14,467	16,947
Variation 2025 vs. 2024	+7%	+23%	+6%	-2%	na	-66%	-11%	-29%	-8%	-14%	-6%	-29%	+83%	-9%	-3%	+3%	-28%	-13%	-5%	-5%
Sales 2024 (GWh)	147	144	253	231	69	569	413	659	2,485	3,732	473	43	240	125	103	6,644	115	3,579	15,054	17,539

Avg. price 2025 (US$/MWh)	93	63	63	79	63	18	30	18	48	30	83	66	76	na	na	37	40	33	40	41
Avg. price 2024 (US$/MWh)	81	64	64	82	64	14	22	12	34	20	52	27	97	na	na	36	38	30	35	35
Avg. gross margin 2025 (US$/MWh)	50	54	54	54	55	(2)	19	7	34	18	38	30	41	na	na	20	14	26	24	26
Avg. gross margin 2024 (US$/MWh)	56	65	65	63	60	4	10	4	25	17	21	1	19	na	na	19	11	25	22	22

Third quarter
Net generation Q3 25 (GWh)	52	62	90	71	145	31	94	124	669	1,288	18	6	41	25	19	2,024	18	1,312	4,752	5,421
Market share	0.1%	0.2%	0.2%	0.2%	0.4%	0.1%	0.2%	0.3%	1.7%	3.3%	0.0%	0.0%	0.1%	0.1%	0.0%	5.2%	0.0%	3.4%	12.1%	13.8%
Sales Q3 25 (GWh)	60	62	90	71	145	31	94	124	677	1,278	72	6	41	25	19	2,118	36	1,312	4,908	5,585

Net generation Q3 24 (GWh)	53	52	89	73	69	152	98	290	877	1,370	41	6	69	38	36	2,155	19	1,340	5,074	5,951
Variation Q3 25 vs. Q3 24	-3%	+20%	+1%	-2%	####	-80%	-4%	-57%	-24%	-6%	-57%	-2%	-41%	-32%	-47%	-6%	-4%	-2%	-6%	-9%
Sales Q3 24 (GWh)	59	52	89	73	67	152	98	290	880	1,370	123	6	69	38	36	2,260	39	1,340	5,280	6,161

Avg. price Q3 25 (US$/MWh)	95	62	62	79	62	25	36	20	54	35	na	106	na	na	na	39	41	29	42	43
Avg. price Q3 24 (US$/MWh)	86	64	64	82	64	18	30	13	38	20	75	71	132	na	na	38	37	29	35	36
Avg. gross margin Q3 25 (US$/MWh)	51	52	52	60	53	(13)	22	5	37	18	63	47	127	na	na	21	19	24	25	27
Avg. gross margin Q3 24 (US$/MWh)	48	50	50	60	59	5	11	5	25	16	34	17	51	na	138	19	1	24	22	23

Note: Gross margin before amortization and depreciation. 1 Co-operated by Pampa (50% equity stake).

Earnings release Q3 25 ● 21

4.7	Production in the main oil and gas blocks
In kboe/day at ownership	Nine-month period			Third quarter
	2025	2024	Variation	2025	2024	Variation
Gas
El Mangrullo	41.2	48.3	-15%	41.2	47.0	-12%
Sierra Chata	24.8	19.0	+31%	31.0	23.4	+33%
Río Neuquén	8.1	9.5	-15%	7.9	9.8	-20%
Rincón del Mangrullo[1]	1.0	1.3	-22%	0.9	1.1	-21%
Others	1.0	0.8	+32%	1.2	0.8	+54%
Total gas at working interest	76.0	78.8	-4%	82.2	82.1	+0%

Oil
Rincón de Aranda	6.9	0.9	na	14.4	1.2	na
El Tordillo[2]	1.5	1.6	-8%	1.6	1.6	-4%
Associated oil[3]	1.1	1.3	-17%	1.2	1.3	-8%
Los Blancos	0.1	0.2	-64%	0.1	0.2	-60%
Gobernador Ayala[4]	-	1.1	-100%	-	1.0	-100%
Total oil at working interest	9.6	5.0	+89%	17.3	5.4	+220%

Total	85.5	83.8	+2%	99.5	87.5	+14%

Note: Production in Argentina. 1 It does not include shale formation. 2 Pampa transferred the 35.67% stake in the concession to Crown Point Energía in October 2025, including the La Tapera – Puesto Quiroga block. 3 From gas fields. 4 In October 2024, Pampa transferred its 22.51% stake in the concession to Pluspetrol.

Earnings release Q3 25 ● 22

5.	Glossary of terms

ADR/ADS: American Depositary Receipt

AR$: Argentine pesos

Bbl: Barrel

Boe: Barrels of oil equivalent

ByMA: Bolsas y Mercados Argentinos or Buenos Aires Stock Exchange

CAMMESA: Compañía Administradora del Mercado Mayorista Eléctrico S.A. or Argentine Wholesale Electricity Market Clearing Company

CB/Notes: Corporate Bonds

2027 Notes: Corporate Bonds maturing in 2027

2029 Notes: Corporate Bonds maturing in 2029

2034 Notes: Corporate Bonds maturing in 2034

CCGT: Combined cycle

CPB: Piedra Buena Thermal Power Plant

CTBSA: CT Barragán S.A.

CTEB: Ensenada Barragán Thermal Power Plant

CTG: Güemes Thermal Power Plant

CTGEBA: Genelba Thermal Power Plant

CTIW: Ingeniero White Thermal Power Plant

CTLL: Loma De La Lata Thermal Power Plant

CTP: Piquirenda Thermal Power Plant

CTPP: Parque Pilar Thermal Power Plant

DNU: Emergency Executive Order

E&P: Exploration and Production

EBITDA: Earnings before interest, tax, depreciation and amortization

EcoEnergía: EcoEnergía Co-Generation Power Plant

ENARGAS: Ente Nacional Regulador del Gas or National Gas Regulatory Entity

ENARSA: Energía Argentina S.A.

ENRE: Ente Nacional Regulador de la Electricidad or National Electricity Regulatory Entity

FRA: Adjusted Rent Factor

FS: Financial Statements

FX: Nominal exchange rate

GPM, former GPNK: Francisco Pascasio Moreno Gas Pipeline, formerly President Nestor Kirchner

GSA: Long-term gas sale agreement

GT: Gas turbine

GWh: Gigawatt-hour

HIDISA: Diamante Hydro Power Plant

HINISA: Los Nihuiles Hydro Power Plant

HPPL: Pichi Picun Leufu Hydro Power Plant

IFRS: International Financial Reporting Standards

Kb/kboe: Thousands of barrels/thousand barrels of oil equivalent

Kbpd/kboepd: Thousands of barrels per day/thousand barrels of oil equivalent per day

M3: Cubic meter

Mboe: Million barrels of oil equivalent

MBTU: Million British Thermal Units

Mcmpd: Million cubic meters per day

MECON: Ministry of Economy

MW/MWh: Megawatt/Megawatt-hour

N.a.: Not applicable

NGL: Natural gas liquids

O/S: Share ownership

OCP Ecuador: Oleoducto de Crudos Pesados S.A.

Pampa / The Company: Pampa Energía S.A.

PEA: Arauco II Wind Farm, stages 1 and 2

PEPE: Pampa Energía Wind Farm

Plan Gas: Argentine Natural Gas Production Promotion Plan, 2020–2024 Supply and Demand Scheme (DNU No. 892/20, 730/22 and supplementary provisions)

PPA: Power purchase agreement

PPE: Property, plant and equipment

Q2 25: Second quarter of 2025

Q3 25/Q3 24: Third quarter of 2025/Third quarter of 2024

Res.: Resolution/Resolutions

RMA: Adjusted Marginal Rent

SE: Secretariat of Energy

ST: Steam turbine

TGS: Transportadora de Gas del Sur S.A.

Ton: Metric ton

TPF: Temporary processing facility

Transba: Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.

Transener: Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

US$: US Dollars

US$-link: A security in which the underlying is linked to a US$ wholesale exchange rate

US$-MEP: A security in which the settlement uses US$ in the domestic market

WEM: Wholesale electricity market

Earnings release Q3 25 ● 23